

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
CF/AD5
100 F STREET, NE
WASHINGTON, D.C. 20549-3561

DIVISION OF
CORPORATION FINANCE

August 2, 2007

<u>Via Mail and Fax</u>

Evangelos J. Pistiolis
Chief Executive Officer, President
Top Tankers Inc.
1 Vassilissis Sofias and Meg.
Alexandrou Street, 15124
Maroussi, Greece

      RE: **Top Tankers Inc.**
              Form 20-F: For the Year Ended December 31, 2006
              File Number: 000-50859

Dear Mr. Pistiolis:

      We have reviewed the above referenced filing and have the following comments. We believe you should revise future filings in response to these comments. If you disagree, we will consider your explanation as to why a revision is unnecessary. Please be as detailed as necessary in your explanation. We also ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects and welcome any questions. Feel free to call us at the telephone numbers listed at the end of this letter.

      Please file your response to our comments via EDGAR, under the label "corresp," within 10 business days from the date of this letter.

Form 20-F: For the Year Ended December 31, 2006

Item 3. Key Information
A. Selected Financial Information

1. You present the non-GAAP measure "adjusted EBITDA" because you believe it provides investors with an understanding of operating performance over comparative periods. However, it is not clear why the GAAP measure "operating income" would not provide the appropriate level of understanding of your operating performance to investors. In this regard, please tell us and expand your disclosure to demonstrate clearly: (i) the substantive reasons specific to you how the measure is useful in assessing your operating performance; and (ii) the meaningfulness of each reconciling item presented in arriving at the measure specific to your circumstances. Further, disaggregate the reconciling item "interest and finance, net" into its separate components for more transparency of what this item represents and the related amounts therein. In the alternative, please consider eliminating use of this non-GAAP performance measure in your filings.

Item 11. Quantitative and Qualitative Disclosure About Market Risk

2. Please expand your disclosure to discuss how interest rate swaps were factored in the interest rate sensitivity presented and the impact of the swaps on the amounts presented.

Consolidated Statements of Cash Flows

3. Please explain to us why the increase in restricted cash is presented as a financing activity for 2004 and 2005 and an investing activity for 2006.

Notes to Consolidated Financial Statements
Note 2. Significant Accounting Policies
(m) Accounting for Dry-Docking Costs

4. Please explain to us what "dry-dock dues" and "general services for vessel preparation" represent and why it is appropriate to consider these as dry docking costs that are deferred and amortized.

5. Also, it appears to us that coating of tanks and other components during dry docking periods may be a routine function to maintain expected operating performance that should be expensed when incurred as "repair and maintenance" rather than deferred and amortized as dry docking costs. Please advise.

6. Further, please explain to us in clear detail how activities performed during dry docking periods are distinguished between repair and maintenance that are expensed as incurred and dry docking costs that are deferred and amortized. Tell us the types

of costs directly associated with classification and rating agencies that are recorded as dry docking costs, and the nature and category of other costs incurred that are directly associated with dry dockings costs, along with the related amounts incurred in each of the last three fiscal years and unamortized balance of each category of costs included in dry docking costs at December 31, 2006 and March 31, 2007.

Note 11. Sale and Leaseback of Vessels

7. In regard to the five vessels subject to the sale and leaseback transacted in April 2006, it is not clear to us from disclosures in your filing and related exhibits how you concluded that the related leases should be classified as operating. In particular, your weighted average interest rate for 2006 and daily lease payments and lease terms for these vessels suggest that the leases may be capital with respect to paragraph 7d of FAS 13, with the fair values of the vessels being their respective gross sale prices. Please provide us with your analysis used in determining the classification of these leases that shows all relevant factors, in particular those used in assessing the criterion in paragraph 7d of FAS 13.

8. In the chief executive officer's presentation of your 2006 annual report, you state that you entered into sale and leaseback transactions on various vessels in early 2006 to capitalize on high second hand tanker values prevailing at the time. Approximately one year later, in May 2007, you agreed to repurchase four of the five vessels sold in the April 2006 sale and leaseback transaction. In this regard, it is not clear how reacquiring these vessels at a price slightly in excess of the original sales price allowed you to capitalize on the high second hand tanker values in 2006. Further, we note from your June 5, 2007 Form 6-K that you expect the reacquisition to improve breakeven rates. However, if this was the primary reason for reacquiring the vessels, it is not clear why you would have initially agreed to sell and leaseback these vessels, given that breakeven rates were known at the time you originally sold these vessels. Therefore, please explain to us the business reason for both selling these vessels and repurchasing them in a relatively short period of time at prices slightly higher than the "high" prices for which you originally sold them. Also, tell us whether repurchase of the vessels was contemplated by either party at the time the sale and leaseback was originally transacted and the terms and conditions of any agreement to do so, whether formal or informal. Please be detailed in your response.

9. Please explain to us what consideration you gave, if any, to accounting for the sale of the vessels as an in-substance borrowing and the factors and accounting guidance you considered in arriving at your treatment.

10. Further, please explain to us your accounting for the offset to the discount in recording the receivable for the unpaid sales prices. Provide us with the journal entries for the initial recording of the discount and for recording the subsequent accretion of the receivable, and explain the basis for the respective accounts in which the amounts were recorded.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
- the company is responsible for the adequacy and accuracy of the disclosures in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Doug Jones at 202-551-3309 or Lyn Shenk at 202-551-3816 with any questions. You may also contact me at 202-551-3812.

Sincerely,

Michael Fay
Accounting Branch Chief

cc: Stamatios N. Tsantanis, Chief Financial Officer